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                                   FORM 12b-25

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

NOTIFICATION OF LATE FILING                         Commission File No. 0-25634

             (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
                          [X] Form 10-Q     [  ] Form N-SAR
                       For the Fiscal Quarter Ended September 30, 2001

                          [ ] Transition Report on Form 10-K
                          [ ] Transition Report on Form 20-F
                          [ ] Transition Report on Form 11-K
                          [ ] Transition Report on Form 10-Q
                          [ ] Transition Report on Form N-SAR
                       For the Transaction Period Ended: Not Applicable

PART I - REGISTRANT INFORMATION
                                             American Architectural Products
Full name of registrant:                     Corporation
Former name:                                 Not Applicable
Address of Principal Executive Office:       3000 Northwest 125th Street
                                             Miami, Florida  33167

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K,10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Company has engaged an independent accountant to audit the financial statements of two of its subsidiaries as of July 31, 2001. These audits have not been completed. The Company has delayed the preparation of the consolidated financial statements for the fiscal quarter ended September 30, 2001 pending the final outcome of these audits.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

     Joseph Dominijanni              (724)                 940-2330
     ------------------              ---------             ---------
          (Name)                     (Area Code)           (Telephone Number)






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(2)  Have all other reports required under Section 13 or 15(d) of the Securities
     Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                     Yes  [   ]      No  [ X ]


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     Yes  [ X ]      No  [   ]


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously reported, on December 18, 2000 the Company filed a voluntary petition of relief under Chapter 11 of U.S. Bankruptcy Code. In conjunction with the filing, the Company has incurred reorganization costs of approximately $3.8 million during the year to date September 30, 2001.

     During the third quarter the Company expects to recognize an impairment loss of at least $4 million at one of its residential window manufacturing operations. This loss represents $2.6 million of goodwill charge off and in excess of $1 million of property and equipment write-downs.



                   American Architectural Products Corporation
                   -------------------------------------------
                  (Name of registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: November 15, 2001            By: /s/ Joseph Dominijanni
                                        -------------------------------------
                                        Joseph Dominijanni
                                        President and Chief Executive Officer